ELECTRONIC DATA SYSTEMS CORPORATION

EDS PUERTO RICO SAVINGS PLAN

FORM 11-K

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

FILED PURSUANT TO
SECTION 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

             X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

            ___      TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11779

EDS PUERTO RICO SAVINGS PLAN

(Full title of the plan)

Electronic Data Systems Corporation

5400 Legacy Drive

Plano, Texas  75024-3105

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive offices)

Registrant's telephone number, including area code:   (972) 604-6000

            Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                                                                    William E. Casper, Controller

                                                                                    Electronic Data Systems Corporation

                                                                                    5400 Legacy Drive

                                                                                    Plano, Texas  75024-3105

EDS PUERTO RICO SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Table of Contents

                                                                                                                                                      Page

(a)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
	Report of Independent Registered Public Accounting Firm	4
	Financial Statements:
	Statements of Net Assets Available for Benefits - December 31, 2006 and 2005	5
	Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2006 and 2005	6
	Notes to Financial Statements	7
	Supplemental Schedule:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006	15
	Other Schedules:
All other schedules required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable.

(b)	EXHIBIT
	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDS PUERTO RICO SAVINGS PLAN

(Name of plan)

Electronic Data Systems Corporation

Plan Administrator

Date:     June 29, 2007                                                                 By: /S/ WILLIAM E. CASPER
                                                                                                          William E. Casper, Controller

Report of Independent Registered Public Accounting Firm

The Trustee
EDS Puerto Rico Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) - December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

June 29, 2007

EDS PUERTO RICO SAVINGS PLAN Statements of Net Assets Available for Benefits December 31, 2006 and 2005

	2006	2005
Assets:
Investments (notes 5 and 8):
Plan interest in EDS Defined Contribution Plans
Master Trust, at fair value (note 4)	$514,924	705,978
Loan Fund	743	1,592
Net assets available for benefits, at fair value	515,667	707,570
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	676	963
Net assets available for benefits	$516,343	708,533
See accompanying notes to financial statements.

EDS PUERTO RICO SAVINGS PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Plan interest in EDS Defined Contribution Plans Master
Trust investment income (note 4)	$69,374	41,825
Interest from participant loans	65	111
Total investment income	69,439	41,936
Employee contributions	31,571	33,780
Employer contributions	20,677	29,278
Total additions	121,687	104,994
Deductions from net assets attributed to:
Benefits paid and withdrawals	(312,789)	(60,887)
Administrative expenses	(1,088)	(820)
Net increase (decrease)	(192,190)	43,287
Net assets available for benefits, beginning of year	708,533	665,246
Net assets available for benefits, end of year	$516,343	708,533
See accompanying notes to financial statements.

EDS PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)     Description of Plan

The EDS Puerto Rico Savings Plan (Plan) became effective July 16, 1993. As used herein, the terms the "Company" and "Employer" refer to EDS International Corporation, a wholly owned subsidiary of Electronic Data Systems Corporation (EDS). The Benefits Administration Committee of EDS is the Plan Administrator, State Street Bank and Trust Company (Trustee) is the Trustee for the Plan, Banco Santander is a pass through Trustee and Hewitt Associates LLC is the Recordkeeper. Effective June 1, 2007, J.P.Morgan Retirement Plan Services became the Recordkeeper. The following description of the Plan reflects all Plan amendments as of December 31, 2006, and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

(a)          General

The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Internal Revenue Code of 1994 (PR Code), as amended, covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

Investment fund options for the participants consist of 17 customized investment funds. The underlying assets of 14 of these funds are managed by the Vanguard Group of Investment Companies. The underlying assets of the EDS Small‑Cap Value Fund are managed by AXA Rosenberg, the underlying assets of the EDS International Value Fund are managed by Grantham Mayo Otterloo (GMO), and the EDS Company Stock Fund is managed by State Street. In addition to the 17 customized funds, the Plan also provides a self‑directed brokerage account managed by Hewitt Financial Services. Effective June 1, 2007, Chase Investment Services Corporation became the manager of this account. The Plan's Investment Committee is responsible for selecting the investment funds available for employee directed investments. The Plan is an investor in the EDS Defined Contribution Plans Master Trust (the Master Trust).

The Plan is subject to the provisions of the Department of Labor's Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is made subject to Section 404(c) of ERISA and the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is not intended to qualify under the provisions of the United States Internal Revenue Code of 1986, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees.

Through its investment in the Master Trust, the Plan allows for 17 customized investment funds:

*	The EDS Income Fund, which is a stable value fund managed by Vanguard;
*	EDS Company Stock Fund, which consists of EDS common stock;
*	The EDS Bond Market Index Fund, the underlying asset of which is the Vanguard Institutional Total Bond Market Index Fund, a bond mutual fund;
*	The EDS Large‑Cap Stock Index Fund, the underlying asset of which is the Vanguard Employee Benefit Index Fund, a commingled trust investment vehicle based on the Standard & Poor's 500 Index;

*	The EDS Small‑Cap Stock Index Fund, the underlying asset of which is the Vanguard Extended Market Index Fund, an index fund based on the S&P Completion Index;
*

The EDS International Stock Index Fund, the underlying asset of which is the Vanguard Total International Stock Index Fund, a fund of funds comprised of stock mutual funds investing in foreign companies;

*	The EDS Inflation Protection Bond Fund, the underlying asset of which is the Vanguard Inflation‑Protected Securities Fund, a fund of bonds and Treasury inflation‑indexed securities;
*	The EDS Long‑Term Bond Fund, the underlying asset of which is the Vanguard Long‑Term Investment Grade Fund, a long‑term bond fund;
*	The EDS Large‑Cap Value Fund, the underlying asset of which is the Vanguard Windsor II Fund, a value stock mutual fund;
*	The EDS Large‑Cap Growth Fund, the underlying asset of which is the Vanguard U.S. Growth Fund, a growth stock mutual fund;
*	The EDS Small‑Cap Value Fund, the underlying asset of which is the AXA Rosenberg Separate Account;
*	The EDS Small‑Cap Growth Fund, the underlying asset of which is the Vanguard Explorer Fund, an aggressive growth stock fund;
*	The EDS International Value Fund, the underlying asset of which is the GMO International Intrinsic Value Fund, a value stock mutual fund investing in foreign companies;
*	The EDS International Growth Fund, the underlying asset of which is the Vanguard International Growth Fund, a growth stock mutual fund investing in foreign companies;
*

The EDS Conservative Portfolio, a conservative mix of the EDS Large‑Cap Stock Index Fund, the EDS Small‑Cap Stock Index Fund, the EDS International Stock Index Fund, the EDS Bond Market Index Fund and the EDS Income Fund;

*	The EDS Moderate Portfolio, a moderate mix of the EDS Large‑Cap Stock Index Fund, the EDS Small‑Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund; and
*

The EDS Aggressive Portfolio, a more aggressive mix of the EDS Large‑Cap Stock Index Fund, the EDS Small‑Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund.

Fees for recordkeeping and trustee services are paid out of Plan assets.

(b)         Contributions

Contributions to the Plan are made on a pre‑tax basis. Participants may elect to defer between 1% and 10% of their total compensation subject to: (1) a maximum annual contribution of the lesser of $8,000 or 10% of the participant's annual compensation; and (2) PR Code limitations imposed to ensure that highly compensated employees do not defer a disproportionately higher percentage than non‑highly compensated employees. A participant may change his or her deferral percentage at any time.

The Company matches 100% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock, which is restricted from trade for two years from the trade date of the matching contribution (see note 8). Beginning January 1, 2007, the matching contributions will be subject to the same investment allocation as the employees' elective deferrals. Any restrictions on existing matching contributions at that date were lifted.

(c)          Withdrawals

Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the Plan Administrator, a participant may withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other Plan requirements for withdrawal. In addition, participants age 59½ or above may request an in‑service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

(d)          Participant's Individual Account

The participant's individual account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participant's pro-rata mix of investments. The benefit to which a participant is entitled is limited to the vested amount of the participant's individual account.

The participant determines the percentage of the investment contributed to one or more of the investment funds as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

(e)          Vesting

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Until December 31, 2006, matching contributions vested 40% at two years of credited service, and in 20% increments for each year of service thereafter until fully vested. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2006 and 2005, total forfeitures used to offset Company contributions were $6,599 and $1,093, respectively. At both December 31, 2006 and 2005, forfeited non-vested accounts totaled $837.

Beginning January 1, 2007, employees will vest in the employer's matching contributions as follows:

*	Employees with more than three but less than five years of service at January 1, 2007, will be fully vested at that date.
*	Employees with more than two but less than three years of service at January 1, 2007, will fully vest after three years of service.
*	Employees with less than two years of service at January 1, 2007, will be 40% vested after two years of service and 100% vested after three years of service.
*	Employees hired after January 1, 2007, will fully vest after three years of service.

(f)           Payment of Benefits

On separation of service, age 59½, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account. Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor nontransferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company. Other eligible participant distribution options include a lump sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi‑annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)          Loans (Loan Fund)

Upon written application of a participant, the Plan Administrator may direct the Trustee to make a loan to the participant. The amount of any such loan is limited to 50% of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. The interest rate on loans is based on the published prime rate on the 15th day of the month prior to each participant's application. The interest rate on loans outstanding was 5.5% at December 31, 2006 and 2005.

(2)     Summary of Significant Accounting Policies

(a)          Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)          Investments

The Plan holds an undivided investment in the Master Trust (see note 4). Investments in the Master Trust are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value, and its investments in common collective trusts, which are based on the fair value of the underlying assets. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

(c)          Investment Income

Income from investment in the Master Trust is recorded as it is earned or incurred. Dividends are recorded on the ex-dividend date. The average cost method is used to calculate gains and losses upon the sale of investments.

(d)          New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the adjustment of the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)          Benefits

Benefits are recorded when paid.

(f)           Contribution Refunds

Refunds of excess participant deferrals to be made subsequent to the Plan's year end under PR Code Section 1165(e) are recorded on an accrual basis.

(g)          Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(h)          Risks and Uncertainties

The Plan invests in various investment securities through its investment in the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(i)            Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation.

(3)     Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its board of directors, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(4)     Interest in EDS Defined Contribution Plans Master Trust

Substantially all of the Plan's investments are in the Master Trust, which was established on May 15, 2002, for the investment of assets of the Plan and represents an investment in excess of 5% of the Plan's net assets. The assets of the Master Trust are held by State Street Bank and Trust Company (Trustee). At December 31, 2006 and 2005, the Plan's interest in the net assets of the Master Trust was approximately 0.01% and 0.02%, respectively. Investment income or loss related to the Master Trust is allocated to the individual participating plans based upon earnings or losses and dividends received from assets held in the respective funds underlying the Master Trust. Investment management fees vary by fund, whereas administrative costs are applied proportionately to all funds. The expense ratios for the EDS Conservative Portfolio, EDS Moderate Portfolio, and EDS Aggressive Portfolio are weighted averages of the fees for the component funds.

The following table presents the fair values of investments by significant investment type for the Master Trust at December 31, 2006 and 2005:

	2006	2005
Income Fund, primarily investment contracts at
fair value	$444,028,092	430,316,812
Cash equivalents	5,999,544	3,085,092
Securities loaned:
Corporate bonds and equities	21,436,705	15,371,558
Securities lending payable	(21,436,705)	(15,371,558)
Investments in common collective trusts, at estimated fair value	519,445,877	469,765,836
Investments at quoted market value:
Investments in common stocks	385,590,553	329,154,815
Investments in mutual funds	2,084,187,454	1,749,362,547
Investment in separate pooled account	92,730,553	77,206,626
Investment in self-directed brokerage accounts:
Cash equivalents	11,726,219	7,551,160
Mutual funds	72,206,359	51,434,160
Total investments, at fair value	3,615,914,651	3,117,877,048
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	4,748,603	4,259,577
Total investments	$3,620,663,254	3,122,136,625

Investment income for the Master Trust is as follows:

	Year ended December 31,
	2006	2005
Investment income:
Net appreciation in fair value of investments:
Common collective trusts	$71,786,813	22,305,038
Common stock	48,687,508	13,695,102
Mutual funds	152,604,902	93,562,008
Separate pooled account	9,955,572	6,276,864
Interest	19,658,392	18,195,649
Dividends	87,605,105	46,741,545
Total investment income	$390,298,292	200,776,206

In July 2005, the Master Trust began participating in securities lending transactions with a third-party investment company, whereby the Plan lends investments in exchange for a premium. Under the terms of its securities lending agreement, the Master Trust requires collateral of a value at least equal to 102% of the then fair value of the loaned investments. The Master Trust maintains effective control of the loaned investments during the term of the agreement, in that they may be redeemed by the Master Trust prior to the agreement's maturity. Upon the maturity of the agreement, the borrower must return the same, or substantially the same, investments that were borrowed. The risks to the Master Trust of securities lending transactions are that the borrower may not provide additional collateral when required or may not return the investments when due. Investments loaned under securities lending transactions totaled $21,436,705 and $15,371,558 as of December 31, 2006 and 2005, respectively. The Master Trust recognizes the securities loaned as an asset and records a corresponding liability for its obligation to return the collateral to the borrower as securities lending payable. Cash financial instruments received as collateral totaled $22,127,876 and $15,878,560 as of December 31,

2006 and 2005, respectively. Income from securities lending transactions totaled $42,402 and $19,080 for the years ended December 31, 2006 and 2005, respectively.

(5)     Investment Contracts

The EDS Income Fund invests in managed structured investment contracts that include guaranteed investment contracts (GICS). Under these arrangements, the Plan enters into a benefit-responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and interest. The interest rate changes quarterly (but will not fall below zero) until the final contract year, monthly until the last contract month, and daily thereafter based upon the performance of the underlying investment portfolio.

The investments in synthetic GICs are presented at fair value in the table of investments held in the Master trust (Note 4). The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the value of the wrap agreement.

In determining the net assets available for benefits, the GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The EDS Income Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specific interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan ); (ii) changes to plan's prohibition on competing investment options; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transactions exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The crediting rate of interest at December 31, 2006 and 2005 ranged from 4.35% to 5.27% and 3.91% to 4.63%, respectively. The average yield at December 31, 2006 and 2005 was 4.74% and 4.38%, respectively. There were no contracts entered into with interest rates less than zero.

(6)     Related‑Party Transactions

As stated in note 1, the EDS Company Stock Fund consists of EDS common stock. EDS is the Plan Sponsor, therefore these transactions qualify as party-in-interest transactions.

(7)     Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated May 18, 2004 that the Plan and related trust are designed in accordance with applicable sections of the PR Code. Although the

Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan sponsor believe the Plan and related trust are being operated in substantial compliance with the applicable requirements of the PR Code and DOL rules and regulations.

(8)     Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan's undivided interest in the EDS Company Stock Fund are set out below. At such time that the EDS stock contributions made in‑kind as the Employer match are no longer subject to any restrictions, the participants then direct the investment of such investments. The Employer made in-kind contributions are restricted for a period of two years (except for participants who have reached age 55 and have 10 years of service). Beginning January 1, 2007, the matching contributions will be subject to the same investment allocation as the employees' elective deferrals. Any restrictions on existing matching contributions at that date were lifted.

	Year ended December 31
	2006	2005
Net assets - beginning of year	$98,066	67,651
Changes in net assets:
Contributions	20,677	29,278
Dividends	862	681
Net appreciation of EDS common stock	15,320	5,831
Benefits paid to participants	(31,587)	(3,758)
Transfers to participant-directed investments	(3,951)	(1,617)
Net assets - end of year	$99,387	98,066

(9)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2006 and 2005, to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$516,343	708,533
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(676)	-
Net assets available for benefits per Form 5500	$515,667	708,533

The following is a reconciliation of the changes in net assets available for benefits per the financial statements for the year ended December 31, 2006 to Form 5500:

Decrease in net assets available for benefits per the financial statements	$(192,190)
Less adjustment from fair value to contract value for fully benefit-responsive
investment contracts during the year ended December 31, 2006	(676)
Net income per Form 5500	$(192,866)

EDS PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
		Number of	Current/
		shares or	contract
Identity of issue	Description of investment	units	value
Loan Fund*	Interest at 5.5%, maturing
	October 2007	-	$743

* Party in interest
See accompanying report of independent registered public accounting firm.